Exhibit 99.5

Notice-and-Access Notification

You are receiving this notification as B2Gold Corp. (“B2Gold” or the “Company”) has elected to utilize the notice-and- access provisions adopted by the Canadian Securities Administrators (“Notice-and-Access”) for delivery of its management information circular dated May 15, 2023 (the “Information Circular”) and related proxy materials (collectively, the “Meeting Materials”) to its shareholders (the “Shareholders”). Under Notice-and-Access, Shareholders are still entitled to receive a form of proxy (or voting instruction form). However, instead of receiving paper copies of the Information Circular, Shareholders receive this notice which contains information about how to access and review an electronic copy of the Information Circular and instructions on voting by proxy. Notice-and-Access expedites our Shareholders’ receipt of the Meeting Materials, lowers printing and distribution costs, and reduces the environmental impact of our 2023 Annual General and Special Meeting of Shareholders (the “Meeting”). B2Gold will not utilize Notice-and-Access with respect to the mailing of the Meeting Materials to Shareholders who have standing instructions, or have otherwise requested, to receive paper copies of materials. Rather, such Shareholders will receive paper copies of the Meeting Materials.

You are invited to our 2023 Meeting:

When	Where

June 23, 2023	Hybrid meeting via live audio webcast online at
https://web.lumiagm.com/485739236 and in person
2:00 p.m. Pacific Daylight Time (PDT)	at Hotel Vancouver, Pacific Ballroom,

Items of Business	Section of Information Circular

1. Receive and consider the audited annual consolidated financial statements for 2022	Not applicable.

2. Set the number of directors at nine	“Election of Directors” see Page 7.

3. Elect the directors	“Election of Directors” see Page 8.

4. Appoint the auditors and authorize the directors to fix the auditors’ fees	“Appointment of Auditor” see Page 8.

5. Approve an increase to the Restricted Share Unit Plan	“Approve an increase to the Restricted Share Unit Plan” see Page 9.

6. Advisory Vote on Executive Compensation	“Advisory Vote on Executive Compensation” see Page 10.

Particulars of the matters to be brought before the Meeting are set forth in the Information Circular. Shareholders are reminded to review the Information Circular carefully and in full prior to voting in relation to the matters to be conducted at the Meeting.

Websites Where Meeting Materials are Posted

Meeting Materials can be viewed online under the Company’s profile on SEDAR at https://www.sedar.com/, on EDGAR at https://www.sec.gov/ or on the Company’s website at https://www.b2gold.com/.

Requests for Paper Copies by Shareholders

Beneficial Shareholders may request paper copies of the Meeting Materials to be sent to them by postal delivery, at no cost to them, by entering the control number located on your voting instruction form at the website www.proxyvote.com or by telephone at 1-877-907-7643 (toll free in North America) or 1-905-507-5450 (outside North America). Registered shareholders or shareholders without a 16-digit control number can call toll free at 1-844-916-0609 (English) or 1-844-973-0593 (French) within North America or 1-303-562-9305 (English) or 1-303-562-9306 (French) if dialing from outside North America. Registered Shareholders may also request paper copies of the Meeting Materials by calling B2Gold, Investor Relations Department toll-free at 1-800-316-8855.

The proxy deposit date and time for Shareholders is 2:00 p.m. PDT on June 21, 2023.

If your request is made before the date of the Meeting, the Information Circular will be sent to you within three business days of your request. If the request is made on or after the date of the Meeting, the Information Circular will be sent to you within ten calendar days of your request. In order to allow reasonable time for a Shareholder to receive and review a paper copy of the Meeting Materials in advance of the proxy deposit date and time, we estimate that any Shareholder wishing to request a paper copy of the Meeting Materials should submit such request in accordance with the instructions set forth above prior to close of business on June 13, 2023. Requests may be made up to one year from the date the Information Circular was filed on SEDAR.

Questions

If you have questions regarding Notice-and-Access, contact our proxy solicititation agent, Laurel Hill Advisory Group at 1-877-452- 7184 (toll free in North America) or 416-304-0211 (outside North America).

Send in your voting instructions right away!

REGISTERED SHAREHOLDERS	BENEFICIAL SHAREHOLDERS

Voting by Proxy: Your completed proxy must be received by Computershare by 2:00 pm PDT on June 21, 2023 for your vote to count. Follow the instructions on the proxy or by way of:	Your completed voting instruction form must be received by Broadridge using one of the following methods by 2:00 pm PDT on June 21, 2023 for your vote to count:

Fax: 1-866-249-7775	Canada	United States

Mail:	Internet

Computershare Investor Services Inc. 8th Floor, 100 University Avenue, Toronto, Ontario Canada M5J 2Y1	To vote by internet, visit www.proxyvote.com. You will need your 16-digit control number located on the voting instruction form.

Voting Virtually at the Meeting via Internet Webcast	Telephone: 1-800-474-7493 (English) 1-800-474-7501 (French)	Telephone: 1-800-454-8683
Log into https://web.lumiagm.com/485739236 on the Meeting Date at least 15 minutes before the start of the Meeting. You should allow ample time to check into the virtual Meeting and to complete the related procedures.	Mail (Business reply Enveloped enclosed)

Click on “I have a Login”	Data Processing Centre	Proxy Service
Enter your 15-digit Control Number as your username (located on the form of proxy or in the email notification you received). Enter the Password “b2gold2023” (case sensitive)	PO Box 3700 Stn Industrial Park Markham, ON L3R 9Z9	PO Box 9104 Farmingdale New York 11735-9533